Press Release

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

RESULT OF ANNUAL GENERAL MEETING HELD ON 30 JUNE 2017

TAIPEI, Taiwan, July 3, 2017 – GigaMedia Limited (NASDAQ: GIGM), an online games services provider, wishes to announce that at the Annual General Meeting (“AGM”) of the Company held on 30 June 2017, all resolutions relating to the matters set out in the Notice of AGM dated 26 May 2017 was duly passed.

Poll Results

The results of the poll in respect of each of the resolutions put to vote at the AGM, as confirmed by scrutineer for the poll at the AGM, are as follow:

Resolution 1 – Adoption of audited financial statements

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
8,205,739	98.46	82,728	0.99	45,398	0.55

Resolution 2 – Approval of appointment of auditors

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
8,121,703	97.46	186,941	2.24	25,221	0.30

Resolution 3 –Approval of Directors’ remuneration

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
3,545,677	97.00	100,209	2.74	9,618	0.26

Resolution 4 – Approval for authority to allot and issue shares

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
3,516,115	96.19	122,562	3.35	16,827	0.46

Resolution 5 – Approval for share purchase mandate

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
3,584,039	98.04	64,288	1.76	7,177	0.20

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

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The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2017.